UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

10.30.2015

January – September 2015

Results: BBVA posts profit of €2.82 billion (+45.9% y-o-y) excluding corporate operations

•	Income: Quarterly gross income grew 14.5% y-o-y, to a record €5.98 billion. The cumulative figure for the year up to September showed growth of 12.5% y-o-y (14.8% excluding currency effect)

•	Risks: The BBVA Group’s NPL ratio improved to 5.6% at the close of September, vs. 6.1% a year earlier, with coverage of 74%

•	Capital: BBVA showed its capital adequacy with a phased-in CET1 ratio of 11.7% and a fully-loaded ratio of 9.8% at the end of September. The leverage ratio (5.7% fully-loaded) is the highest among its peers

•	Corporate operations: Following the acquisition of a 14.89% stake in Garanti, the best bank in Turkey, BBVA incorporated it into its accounts by the full consolidation method in the third quarter. The valuation at fair value of the 25.01% stake BBVA already had in the bank has had a €1.84 billion negative accounting impact on the Group’s consolidated attributable profit, without any cash outflow

BBVA earned €2.82 billion in the first nine months of 2015, up 45.9% in y-o-y terms, without considering the one-off impacts from corporate deals closed so far this year (partial sale of CNCB and sale of CIFH and acquisitions of Catalunya Banc and of a 14.89% stake in Garanti). After factoring in these impacts, net profit totaled €1.7 billion, down 11.8% from a year earlier.

“In such a complex environment, double-digit income growth rates testify to the BBVA Group’s growth capacity and recurrence of results,” said BBVA President & COO Carlos Torres Vila.

The results BBVA presents today stand out for the strong recurring revenues of the banking business – net interest income plus commissions and fees. Furthermore, after adding the increased stake in Garanti to the bank’s accounts, quarterly gross income grew to a record €5.98 billion, up 14.5%. The evolution of operating expenses, which grew more slowly than gross income between January and September, also had a positive impact, as did the decline in loan-loss and real-estate provisions, mostly in Spain.

10.30.2015

To describe the cumulative results between January and September, we must bear in mind the changes in the scope of consolidation aforementioned. Furthermore, the valuation at fair value of the 25.01% stake that BBVA already held in Garanti, had a negative accounting impact, without a cash outflow, of €1.84 billion.

Between January and September, net interest income (NII) increased 10.5% in y-o-y terms to €12.01 billion. Stripping out the currency effect, NII rose 19.4%. The double-digit growth rates reflect the dynamic activity in emerging countries and of the United States, as well as the decline in the cost of deposits in Spain. All of this shows BBVA’s ability to generate recurring revenues in historically low interest-rate environments.

Trading income in the last three months was affected by market volatility. Still, in the cumulative accounts up to September, gross income totaled €17.53 billion (+12.5% y-o-y). At constant exchange rates, gross income rose 14.8%.

The y-o-y growth of operating expenses in the first nine months of the year remained below that of gross income, despite the high inflation in some regions and the cost of integration of Catalunya Banc in Spain. Therefore, the efficiency ratio improved at the close of September from a year earlier, reaching 51.5%. It also supported the operating income trend, which increased 12.8% to €8.51 billion, or 17% without the currency effect.

To obtain a more uniform comparison with last year’s results, below we have summarized these lines on the income statement without the change in the scope of consolidation in Turkey and excluding Venezuela, given that the new exchange rate applied in this country distorts the numbers in relative terms. Between January and September, NII rose 16% y-o-y, to €11.16 billion. Excluding the currency effect, NII rose 11.9% during the period. Gross income grew 13.8% to €16.7 billion (+9.8% at constant exchange rates). Operating income rose 15.2% (11.7% excluding currency effect) to €8.09 billion.

The risk indicators continued to register a positive trend. The BBVA Group’s NPL ratio improved to 5.6% at the close of September, compared to 6.1% a year earlier, with coverage of 74% (63% at the close of September, 2014).

As for capital adequacy, CET1 stood at 11.7% at the close of September, according to the current regulation in Europe. If we apply the fully-loaded criteria, the ratio would stand at 9.8%, affected by the market volatility and the depreciation in emerging markets currencies in the third quarter, the steepest in a quarter since the Lehman Brothers crisis. The market evolution from the end of September until now would increase the ratio in about 20 basis points. The bank’s capital also stood out for its high quality, with a leverage ratio of 5.7% (fully-loaded) at September 30, the highest among its peers.

10.30.2015

Digital transformation

BBVA continued to broaden its base of customers who interact with the bank through digital channels. At the end of September, it had 14 million digital customers (+21% y-o-y), of which 7.6 million interact via mobile. At this pace, the bank expects to meet its target of reaching 15 million digital customers by the end of 2015, of which 8 million would be mobile banking customers.

In turn, the transformation led to greater digital sales. In September, 23.7% of new consumer loans in Spain were sold through digital channels.

Regarding activity, in the banking business and as a reflection on the balance sheet, gross lending to customers increased 18.1% in the last year, rising to €426.3 billion. The increase in new loan production continued to gather steam in Spain. Excluding Catalunya Banc, new loans saw significant increases over the first nine months of the year in mortgages (+43%) and consumer loans (+39%) in y-o-y terms. Customer deposits expanded at a similar pace, totaling €388.86 billion, with growth across all the business areas.

Below, we describe the main aspects for each business area.

10.30.2015

Banking activity in Spain boosted recurring revenues (NII plus commissions and fees) by 8.2% y-o-y in the third quarter. Gross income grew in y-o-y terms at a double-digit pace during the same period, while operating income increased 3.4%. The impairments on financial assets continued to decrease, falling in the nine months to September by 13.4% from a year earlier. The NPL ratio improved from June to 6.7%, with coverage of 60%. Between January and September, the area posted a profit of €1.1 billion (+32% y-o-y).

BBVA continued to reduce its exposure to the real-estate sector in Spain with a y-o-y drop of 3.2%. If we exclude the assets of Catalunya Banc, the reduction was 11.3%. In line with the previous quarters, the area generated capital gains through the sale of property and narrowed losses, resulting in a net loss of €-407 million in the first nine months of the year (a 36.0% improvement from a year earlier.)

The combined result of both businesses –banking and real estate activities- in Spain was €694 million in the first nine months of the year, a y-o-y increase of almost €500 million.

To better explain the trend of business areas that use a currency other than the euro, the exchange rates described below refer to constant exchange rates.

Business activity in the United States registered y-o-y growth of 12.7% in lending and 7.8% in customer resources. All the margins expanded at positive y-o-y rates between July and September, particularly operating income (+12.3%). Risk indicators remained at minimum levels. The United States earned €410 million (+12.1%) in the first nine months of the year.

In Turkey, the results already reflect the integration of Garanti by the full consolidation method. The robust activity pushed NII plus commissions and fees higher in the third quarter. Turkey’s good credit quality indicators held steady. Between January and September, Turkey posted a profit of €249 million (+7.3%).

In Mexico, lending and deposits grew at a double-digit pace again. NII plus commissions and fees rose 9.4% y-o-y in the third quarter, with greater participation of the wholesale segments. The risk indicators continued to improve. BBVA posted a profit of €1.51 billion in Mexico (+9.6% y-o-y) in the first nine months of the year.

South America –excluding Venezuela- continued to make considerable strides in business with customers and a favorable and recurring revenue trend. In the third quarter, NII plus commissions and fees grew 12.1% y-o-y. Once again, this area boasted very stable risk indicators. Attributable net profit for the first nine months totaled €689 million (+7.1% more than during the same period a year earlier). Including Venezuela, profit was €693 million.

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 40 10 comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

10.30.2015

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group is the largest financial institution in Spain and Mexico and it has leading franchises in South America and the Sunbelt Region of the United States; and it is also the leading shareholder in Garanti, Turkey’s biggest bank for market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

10.30.2015

BBVA Group highlights

(Consolidated figures)

	30-09-15	Δ%	30-09-14	31-12-14
Balance sheet (million euros)
Total assets	746,477	17.1	637,699	651,511
Loans and advances to customers (gross)	426,295	18.1	361,084	366,536
Deposits from customers	388,856	18.0	329,610	330,686
Other customer funds	128,141	8.2	118,467	118,851
Total customer funds	516,996	15.4	448,077	449,537

Total equity	53,601	10.8	48,389	51,609

Income statement (million euros)
Net interest income	12,011	10.5	10,868	15,116
Gross income	17,534	12.5	15,592	21,357
Operating income	8,510	12.8	7,546	10,406
Income before tax	4,335	40.5	3,085	4,063
Net attributable profit	1,702	(11.8)	1,929	2,618
Data per share and share performance ratios
Share price (euros)	7.58	(20.6)	9.55	7.85
Market capitalization (million euros)	47,794	(15.0)	56,228	48,470
Net attributable profit per share (euros) (1)	0.25	(18.1)	0.30	0.41
Book value per share (euros)	7.90	(1.1)	7.99	8.01
P/BV (Price/book value, times)	1.0		1.2	1.0
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.4		5.6	5.6
ROTE (Net attributable profit/average tangible equity)	6.3		6.5	6.5
ROA (Net income/average total assets)	0.46		0.50	0.50
RORWA (Net income/average risk-weighted assets)	0.86		0.90	0.90
Efficiency ratio	51.5		51.6	51.3
Cost of risk	1.10		1.25	1.25
NPL ratio	5.6		6.1	5.8
NPL coverage ratio	74		63	64
Capital adequacy ratios (%) (2)
CETI	11.7		11.7	11.9
Tier I	11.7		11.7	11.9

Total ratio	14.6		14.9	15.1

Other information
Number of shares (millions)	6,305	7.1	5,887	6,171
Number of shareholders	931,757	(1.7)	947,901	960,397
Number of employees (3)	137,904	26.6	108,920	108,770
Number of branches (3)	9,250	25.6	7,362	7,371
Number of ATMs (3)	29,330	35.4	21,666	22,159

General note: Since the third quarter of 2015, the total stake in Garanti (39.90%) is consolidated by the full integration method. For previous years, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake at that time (25.01%).

(1)	Adjusted by additional Tier I Instrument remuneration.
(2)	The capital ratios are calculated under CRD IV, applying a 40% phase in for 2015.
(3)	Includes Garanti since July 2015.

10.30.2015

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2015			2014
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,490	3,858	3,663	4,248	3,830	3,647	3,391
Net fees and commissions	1,225	1,140	1,077	1,168	1,111	1,101	985
Net trading income	133	650	775	514	444	426	751
Dividend income	52	194	42	119	42	342	29
Income by the equity method	3	18	3	3	31	16	(14)
Other operating income and expenses	76	62	73	(287)	(234)	(215)	(90)
Gross income	5,980	5,922	5,632	5,765	5,223	5,317	5,051
Operating expenses	(3,307)	(2,942)	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,695)	(1,538)	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,252)	(1,106)	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(360)	(299)	(291)	(320)	(296)	(286)	(279)
Operating income	2,673	2,980	2,857	2,860	2,453	2,655	2,438
Impairment on financial assets (net)	(1,074)	(1,089)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(182)	(164)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(127)	(123)	(66)	(201)	(136)	(191)	(173)
Income before tax	1,289	1,604	1,442	978	976	1,092	1,017
Income tax	(294)	(429)	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	995	1,175	1,056	805	733	800	744
Results from corporate operations (2)	(1,840)	144	583	—	—	—	—
Net income	(845)	1,319	1,639	805	733	800	744
Non-controlling interests	(212)	(97)	(103)	(116)	(132)	(95)	(120)
Net attributable profit	(1,057)	1,223	1,536	689	601	704	624
Net attributable profit (excluding results from corporate operations)	784	1,078	953	689	601	704	624
Basic earnings per share (euros)(3)	(0.18)	0.18	0.24	0.10	0.09	0.11	0.10

(1)	Since the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Groups stake (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA’s 29.68% stake in CIFH.
(3)	Adjusted by additional Tier I instrument remuneration.

10.30.2015

Consolidated income statement (1)

(Million euros)

	January-Sep. 15	Δ%	Δ% at constant exchange rates	January-Sep. 14
Net interest income	12,011	10.5	19.4	10,868
Net fees and commissions	3,442	7.6	9.1	3,198
Net trading income	1,558	(3.9)	(0.5)	1,621
Dividend income	288	(30.0)	(30.7)	412
Income by the equity method	24	(25.3)	(31.3)	32
Other operating income and expenses	211	n.m.	n.m.	(539)
Gross income	17,534	12.5	14.8	15,592
Operating expenses	(9,024)	12.2	12.8	(8,046)
Personnel expenses	(4,693)	12.5	11.4	(4,171)
General and administrative expenses	(3,382)	12.2	15.0	(3,014)
Depreciation and amortization	(950)	10.4	12.0	(860)
Operating income	8,510	12.8	17.0	7,546
Impairment on financial assets (net)	(3,283)	(1.1)	1.7	(3,318)
Provisions (net)	(576)	(10.3)	(3.3)	(642)
Other gains (losses)	(316)	(37.0)	(36.8)	(501)
Income before tax	4,335	40.5	46.8	3,085
Income tax	(1,109)	37.2	46.5	(808)
Net income from ongoing operations	3,226	41.7	46.9	2,277
Results from corporate operations (2)	(1,113)	—	—	—
Net income	2,113	(7.2)	(3.7)	2,277
Non-controlling interests	(411)	18.3	50.2	(348)
Net attributable profit	1,702	(11.8)	(11.4)	1,929
Net attributable profit (excluding results from corporate operations)	2,815	45.9	46.5	1,929
Basic earnings per share (euros) (3)	0.25			0.30

(1)	Since the third quarter of 2015, BBVA’S total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA’S 29.68% stake in CIFH.
(3)	Adjusted by additional Tier I instrument remuneration.

10.30.2015

Consolidated income statement of BBVA Group excluding Venezuela and with Turkey presented on a like-for-like comparison (1)

(Million euros)

	January-Sep. 15	Δ%	Δ% at constant exchange rates	January-Sep. 14
Net Interest Income	11,162	16.0	11.9	9,619
Net fees and commissions	3,289	9.3	4.6	3,010
Net trading income	1,603	5.5	2.8	1,520
Other income/expenses	648	22.7	20.6	528
Gross Income	16,703	13.8	9.8	14,678
Operating expenses	(8,612)	12.5	8.0	(7,653)
Operating Income	8,090	15.2	11.7	7,025
Impairment on financial assets (net)	(3,151)	(0.8)	(2.1)	(3,177)
Provisions (net) and other gains (losses)	(856)	(20.7)	(215)	(1,080)
Income before tax	4,084	47.6	39.3	2,767
Income tax	(1,015)	42.6	35.2	(712)
Net Income from ongoing operations	3,068	49.3	40.7	2,055
Results from corporate operations (2)	(1,113)	—	—	—
Net Income	1,955	(4.9)	(10.4)	2,055
Non-controlling interests	(283)	13.7	5.8	(249)
Net attributable profit	1,672	(7.4)	(12.6)	1,807
Net attributable profit (excluding results from corporate operations)	2,786	54.2	45.6	1,807

(1)	Financial statements including Garanti’s revenues and costs integrated in the proportion corresponding to the percentage of the Group’s stake (25.01%) until the second quarter of 2015.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA’s 29.69% stake in CIFH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30 , 2015	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative